

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Mr. Graham J. Wootten
Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, Maryland 21401

> **Re:** **Chesapeake Lodging Trust**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 001-34572**

Dear Mr. Wootten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

If additional matters are presented at the 2015 Annual Meeting, page 3

1. We note the disclosure that, if for any reason any of your nominees is not available as a candidate for trustee, that proxies may be voted for the election of a substitute nominee designated by the Board. Please conform this to the standard set forth in Rule 14a-4(c)(5).

Voting Mechanics of Certain Proxies, page 3

2. We noticed the disclosure that the proxy holders will vote in their discretion "on any other matter that may properly come before the 2015 Annual Meeting." Advise us, with a view toward revised disclosure, of the authority upon which the registrant would rely to

vote upon a proposal to adjourn the meeting for the purpose of soliciting additional proxies.

Nominees for Trustee, page 15

3. We noticed the belief that each nominee will be able to serve if elected. Please advise us, with a view toward revised disclosure, whether or not the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Proposal 3 – Non-Binding Advisory Vote to Approve Executive Compensation, page 40

5. Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Form of Proxy Card

6. Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

7. We noticed the disclosure indicating that the proxy materials will be available at a dedicated website. Please advise us whether you are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling your obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, summarize for us how compliance with Rule 14a-16 was effectuated.

8. Please confirm that the next submission will include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney Advisor
Office of Mergers & Acquisitions

cc: <u>Via E-mail</u>
       Kevin Vold, Esq.
       Polsinelli PC